UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2013

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: September 17, 2013

Sierra Wireless launches M2M Solution Exchange, connecting customers with best-of-breed solutions
The new Solution Partner Program and M2M Solution Exchange website provide customers with proven, integrated M2M solutions for a variety of applications and industries, simplifying deployment

Vancouver, Canada - September 17, 2013 - Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced the launch of the Sierra Wireless Solution Partner Program and the Sierra Wireless M2M Solution Exchange.
The Sierra Wireless Solution Partner Program promotes integrated wireless solutions powered by Sierra Wireless technology. It offers a streamlined, functional way for solution partners to work with Sierra Wireless to promote their solutions to the company's network of carrier, sales, and reseller channels.
As part of the program, the Sierra Wireless M2M Solution Exchange showcases real world wireless solutions, proven and deployed across a variety of categories, including fleet and asset management, digital signage, business continuity, and smart grid. At launch, the 28 solutions from 18 partners featured in the Exchange are built using Sierra Wireless AirLink® gateways for 2G, 3G, and 4G networks. The program will be expanded over the next year to include solutions incorporating other Sierra Wireless technologies, becoming a valuable resource for organizations looking for connected solutions that can help them streamline their operations, improve efficiency, improve their customer service, and reduce operating costs.
“We know that many customers prefer to buy packaged, proven solutions specific to their industry and needs,” said Emmanuel Walckenaer, Senior Vice President, Enterprise Solutions for Sierra Wireless. “The M2M Solution Exchange connects customers with solutions for a wide range of applications - from fleet management, to remote monitoring, to sales and payment - that meet their requirements and are ready to deploy. It's a unique program that we believe delivers tremendous value to both our partners and to customers.”

What Solution Partners are saying:
“The new Solution Partner Program from Sierra Wireless will greatly increase our customers' knowledge of potential new applications for M2M solutions. I was amazed at the wide variety of M2M solutions I never knew existed.” - Mack Corbin, Vice President of Operations, MHCorbin, (USA)
“NetMotion Wireless is excited about the launch of the Sierra Wireless Solution Partner Program and the M2M Solution Exchange. As a long-term strategic partner with Sierra Wireless, this is an excellent opportunity for us to mutually showcase our complementary solutions and demonstrate to customers the value of working with us.” - Colin Willer, Channel Development Manager, NetMotion, (USA)
“Routeware is thrilled to be participating in the Solutions Partner Program. We are excited about the ease with which this program will allow our customers to find and implement M2M solutions. With the Solutions Partner Program, our audience will have a portal of beneficial resources at their fingertips allowing them access to the most innovative products out there.” - Ron Pettit, Chief Technology Officer and Executive Vice President, Routeware, (USA)

“We applaud the initiative Sierra Wireless has shown in setting up the Solution Partner Program. We see many benefits for our customers and expect it to open our business projects up to a new level of success.” - Guido van Erp, Chief Operating Officer, SystemHouse, (Netherlands)
For more information about the Sierra Wireless Partner Program, contact the Sierra Wireless Sales team by calling +1 (604) 232-1488 or visiting http://www.sierrawireless.com/sales.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.
“AirLink” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contact:

Sharlene Myers
Sierra Wireless
Phone: +1 (604) 232 1445
smyers@sierrawireless.com